Exhibit 99.1

NEWS

Starfield Resources Announces Short Drill
Program At Moonlight Copper Project

Toronto, Ontario - October 29, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced it plans to drill two holes at its Moonlight Copper Project located in Plumas County, California.  The holes will follow up on drilling performed in 2007 where several intervals exceeding 4% copper were encountered.

“Since the close of Starfield’s acquisition of Nevoro Inc., we have had the opportunity to compile and review existing data from the Moonlight property,” said André Douchane, President and CEO.  “There is a large open-pit copper resource, previously described in a NI 43-101 compliant resource estimate.  We are very pleased with the additional exploration potential in the large claim block and excited about the potential to rehabilitate one of the premier historical copper mining districts in the western U.S.”

The Moonlight Project includes the historical Engels and Superior Mines, which operated in the early 20th century.  Between 1914 and 1930, the reported joint production was 161.5 million pounds of copper, 23,000 ounces of gold and 1.9 million ounces of silver. The production from this period was recovered from 4.7 million tons of ore.  According to the 2007 NI 43-101 resource report, mill recovery averaged approximately 80% during this period, indicating a back-calculated feed grade of approximately 2.2% copper, 0.5 ounces per ton of silver, and 0.006 ounces per ton of gold.

“We have interpreted the geometry of a strongly mineralized zone at the Engels Mine, and plan to drill two holes on this target in November, conditions permitting,” said Ray Irwin, Vice President of Exploration.  “The results could provide proof of the strong copper oxides believed to be present and provide a better understanding of the geology.”

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company.

Starfield’s primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The Company has funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides on the property.

Starfield also holds the Stillwater nickel-copper-cobalt-PGE-chromite project in Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and a portfolio of eight gold properties in Nevada.

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Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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